SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2009

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL
Corporate Taxpayers’ ID (CNPJ) 76.483.817/0001-20
PUBLICLY-HELD COMPANY
CVM Register 1431-1
SEC Register (CUSIP) 20441B407 – Preferred “B”
SEC Register (CUSIP) 20441B308 – Common
LATIBEX Register 29922 – Preferred “B”

NOTICE TO SHAREHOLDERS

As authorized by the 126th Ordinary Meeting of the Board of Directors of COPEL held on October 29, 2009, the Company’s Executive Board, at the meeting held on November 11, 2009, decided to begin on December 7, 2009, payment to shareholders in the Company’s records on November 12, 2009, of the advance interest on own capital for the year 2009 instead of dividends, pursuant to Law 9,249/95, which will be offset at the time of fixing the dividends of said year, as follows:

1. ADVANCE INTEREST ON OWN CAPITAL

1.1. Gross amount: R$ 168,000,000.00

1.2. Earnings per share
     1.2.1. For common shares R$ 0.58625
     1.2.2. For preferred "A" shares R$ 0.64510
     1.2.3. For preferred "B" shares R$ 0.64510

1.3. Taxes: 15%, as per Law 9.249/95

1.4. Legal entities that are EXEMPTED from withholding Income Tax according to Brazilian legislation must submit proof of their status to the company (address in item 4.1) by November 25, 2009 by means of a document issued by the Federal Revenue Service, or a legal decision or a declaration mentioning the Law relating to the exemption.

1.5. From November 13, 2009, shares will be traded “ex date”.

2. MODES OF PAYMENT

2.1. Credit in banking account (as per the shareholder’s registration data).

2.2. Bank payment order.

3. REGISTRATION

3.1. Shareholders who opt for credit in their bank account should send the respective authorization (address in item 4.1), mentioning the bank, branch and account details.

4. CUSTOMER SERVICE CENTER

4.1. CURITIBA: Departamento de Acionistas e Custódia

Rua Coronel Dulcídio, 800 - 3.º andar        Fone: 0800-41-2772                    Fax : (41) 3331-2916
CEP 80420-170                                        e-mail: acionistas@copel.com

4.2. SÃO PAULO: Head Office

Alameda Santos, 1800 - 14.º andar - conj 14 b
CEP: 01418-200                                      Fone/Fax: (11) 3289-7211

4.3. INTERIOR REGION OF THE STATE OF PARANÁ: The Company's Branches

4.4. DEPOSITORY BANK OVERSEAS: The Bank of New York Mellon

Curitiba, November 11, 2009

Paulo Roberto Trompczynski
CFO and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 12, 2009

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Rubens Ghilardi
Rubens Ghilardi CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.